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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form N-8F
Application for Deregistration of Certain Registered Investment Companies. Instructions for using Form N-8F
This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270. 8f-l]:

(a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c) The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d) The fund has become a business development company (“Business Development Company”).

2.
If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

SEC1691 (9-10) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30bl-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 5.2 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

I.	General Identifying Information

	1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

	2.	Name of fund:

Alight Series Trust (dba: Alight Money Market Fund)

3.	Securities and Exchange Commission File No.:

811-08885

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Alight Series Trust, 320 South Canal Street, 50th Floor – Suite 5000, Chicago, Illinois 60606

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Douglas Keith, Alight Solutions LLC, 510 Lake Cook Road, Suite 400, Deerfield, IL 60015. Telephone: 224-737-0928.

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:  Douglas Keith, Alight Solutions LLC, 510 Lake Cook Road, Suite 400, Deerfield, IL  60015. Telephone: 224-737-0928.

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

N/A, the Alight Money Market Fund is a feeder fund that invests all of its assets into a master portfolio and consequently has not engaged an investment adviser.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

N/A

(b) Trustee’s name(s) and address(es):

N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: September 5, 2024.

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Shareholder vote to engage in a liquidation is not required per the Trust’s Declaration of Trust. Per the Declaration of Trust dated July 6, 1998, Article VIII, Section 2, the Trustees may terminate any series or class of the Trust at any time by providing written notice to the shareholders, which was provided on September 9, 2024.

II.	Distributions to Shareholders

	16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

		(a)	If Yes, list the date(s) on which the fund made those distributions:

October 17, 2024 and November 19, 2024.

		(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

		(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

		(d)	If No to (b) or (c) above, describe the method of distributions to shareholders.

For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

		(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

	17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

None

(b) Describe the relationship of each remaining shareholder to the fund:

N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

	20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes [ ] No

If Yes,  The Fund has approximately $400,000 in cash owed to the Administrator/Distributor by contract or to cover third party liabilities/closure expenses. None of these assets belong to (former) shareholders and there are no outstanding shares remaining.

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

All remaining assets are in cash of approximately $400k.

(b) Why has the fund retained the remaining assets?

Remaining assets are either owed back to the Administrator/Distributor by contract or to cover third party liabilities/closure expenses.  No amounts are owed to (former) shareholders that were fully compensated for their shares’ liquidation.

(c) Will the remaining assets be invested in securities?

[ ] Yes [X] No

	21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [ ] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

The fund’s liabilities include amounts owed to the Administrator ($183k) and Distributor ($91k) by contract for services provided to the fund or to cover third party closure expenses such as legal fees, fund accounting fees, trustee’s fees and tax return preparation fees.  Total Third-party expenses are estimated to be approximately $193k. Of this total, $63k of third-party expenses have already been paid and an estimated $130k remains to be paid in the near future.

		(b)	How does the fund intend to pay these outstanding debts or other liabilities?

From the remaining cash of approximately $400,000.

IV.	Information About Event(s) Leading to Request For Deregistration

	22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

			(i)	Legal expenses:

$42,000 (total already paid and estimated future expenses)

			(ii)	Accounting expenses:

$25,000 (estimate of future expenses)

			(iii)	Other expenses (list and identify separately):

(Total already paid and estimated future expenses): Trustee’s Fees $52,000, Insurance $50,000, Audit fees and tax preparation $13,000, Blue Sky termination fees $11,000.

			(iv)	Total expenses (sum of lines (i)-(iii) above):

$193,000.

	(b)	How were those expenses allocated?

All expenses related to the closure of the fund are being absorbed by the Administrator/Sponsor, Alight Solutions, LLC directly or indirectly.  No expenses directly related to liquidating the fund have been passed on to any fund shareholders.

	(c)	Who paid those expenses?

The Administrator/Sponsor, Alight Solutions LLC.

	(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

	24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

	25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

	26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Alight Series Trust (dba Alight Money Market Fund), (ii) he or she is the CFO, CCO of Alight Money Market Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature):	/s/ Douglas S. Keith, CFO, CCO, Alight Series Trust